Filed by Blue Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Blue Acquisition Corp.

Commission File No.: 001-42699

Date: November 19, 2025

On November 19, 2025, the parties to the previously disclosed Business Combination Agreement, dated as of November 19, 2025, by and among Blockfusion USA, Inc., a Delaware corporation (“Blockfusion”), Blockfusion Data Centers, Inc., a Delaware corporation (“Pubco”) and Blue Acquisition Corp., a Cayman Islands exempt company (“Blue”), among other parties, coordinated with Bloomberg to issue the following article:

1

IMPORTANT LEGAL INFORMATION

In connection with the Business Combination (as defined below) by and among Blockfusion, Pubco and Blue, Pubco and Blockfusion intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of Blue and a prospectus (the “Proxy Statement/Prospectus”) in connection with the proposed Business Combination (as defined below), to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of November 19, 2025 (as may be modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among Blockfusion, Pubco, Blue, Atlas Merger Sub, Inc., a Delaware corporation, and Atlas I Merger Sub, a Cayman Islands exempted company (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Blue as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Blue and/or Pubco will also file other documents regarding the Business Combination with the SEC. This communication does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF BLUE AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH BLUE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT BLUE, BLOCKFUSION, PUBCO AND THE BUSINESS COMBINATION.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Blue and Pubco, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Blue Acquisition Corp., 1601 Anita Lane, Newport Beach CA, 92660; or upon written request to Blockfusion Data Centers, Inc. at 447 Broadway, 2nd Floor, #538, New York, NY 10013, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in Solicitation

Blue, Blockfusion, Pubco and their respective directors, executive officers, certain of their equity holders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Blue’s shareholders in connection with the Business Combination. A list of the names of such persons, and information regarding their interests in the Business Combination and their ownership of Blue’s securities are, or will be, contained in Blue’s filings with the SEC, including the final prospectus for Blue’s initial public offering filed with the SEC on June 12, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Blue’s shareholders in connection with the Business Combination, including the names and interests of Blockfusion’s and Pubco’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and Blue with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Blue, Blockfusion or Pubco, or any commodity or instrument or related derivative of Blue or Pubco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Business Combination involving Pubco, Blockfusion, and Blue, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Blockfusion, Pubco, Blue and the Business Combination, statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets that may be held by Blockfusion and Pubco and the value thereof, Pubco’s listing on any securities exchange, the anticipated business of Pubco, plans and use of proceeds, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Blue’s public shareholders, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blue’s securities; the risk that the Business Combination may not be completed by Blue’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Blue’s shareholders; failure to realize the anticipated benefits of the Business Combination; the level of redemptions of the Blue’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of Blue or the shares of Class A common stock, par value $0.0001 per share, of Pubco (“Pubco Class A Common Stock”) to be listed in connection with the Business Combination; the insufficiency of the third-party fairness opinion for the board of directors of Blue in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after the closing of the Business Combination; risks associated with Blue, Blockfusion and Pubco’s ability to consummate the Business Combination timely or at all, including in connection with potential regulatory delays or impediments, costs related to the Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory, tax and technical uncertainty regarding bitcoin and other cryptocurrencies; risks related to the ability of Blockfusion and Pubco to execute their business plans; the risk that demand for data center and high-performance computing infrastructure decreases; challenges in implementing Pubco’s business plan and proposed transition to a Tier 3 Data Center due to operational and other challenges, significant competition and regulation; risks associated with the possibility of Pubco being considered to be a “shell company” by any stock exchange on which Pubco Class A Common Stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco Class A Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of Pubco to raise capital after the closing of the Business Combination; the outcome of any potential legal proceedings that may be instituted against Pubco, Blockfusion, Blue or others in connection with or following announcement of the Business Combination, and those risk factors discussed in documents that Pubco and/or Blue filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, Blue’s Quarterly Reports on Form 10-Q and Blue’s Annual Reports on Form 10-K that will be filed by Blue from time to time, the Registration Statement that will be filed by Pubco and Blue and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by Blue and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Blue nor Pubco presently know or that Blue and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of Blue, Blockfusion, and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Blue, Blockfusion, nor Pubco gives any assurance that any of Blue, Blockfusion or Pubco will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by Blue, Blockfusion or Pubco or any other person that the events or circumstances described in such statement are material.

Contacts

Investor and Media Relations

April Scee

april.scee@riveron.com

All Other Inquiries:

info@blueacquisition.com

3